Exhibit 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entity of RLX Technology Inc.

Subsidiaries	Place of Incorporation
Beijing Yueke Technology Co., Ltd.	People’s Republic of China
Shanghai Wuke Information Technology Co., Ltd.	People’s Republic of China
Mons Co., Ltd	South Korea
Supersmooth Alpha HK Limited	Hong Kong

VIE	Place of Incorporation
Beijing Wuxin Technology Co., Ltd.	People’s Republic of China

Subsidiaries of VIE	Place of Incorporation
Shenzhen Wuxin Technology Co., Ltd.	People’s Republic of China
Ningbo Wuxin Information Technology Co., Ltd.	People’s Republic of China